Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Halfcourt Holdco, Inc.

Commission File No.: 001-42142

Date: August 4, 2026

On August 4, 2026, JohnWallStreet published the following article in its daily newsletter regarding the previously disclosed Business Combination Agreement, dated as of June 12, 2026, by and among Graf Global Corp., BIG3 HoldCo LLC and Halfcourt Holdco, Inc., among other parties:

Big3 Turning to Public Markets for Growth Capital

The Big3 is merging with Graf Global Corp. (TONT) in a SPAC deal that values Ice Cube’s 3-on-3 professional basketball league at $290 million (~$322 million enterprise value). The combination, expected to close this fall, would make it one of the few publicly traded professional sports leagues in the U.S. (see: WWE/UFC/PBR and F1/MotoGP).

“We think this is really going to work, that the stock will do really well,” Jeff Kwatinetz (co-founder and president, Big3) said.

Big3 has built a viable product over nine seasons. The league has eight teams (four were sold in 2024) and stages ~10 events each year. Its 2026 season debut averaged 560,000 viewers on CBS.

Big3’s current deal with the Paramount Skydance owned network is structured so that the league retains all its advertising inventory, which is fully sold out for the remainder of the year. The eight returning sponsors: Capital One, Lowe’s, Merck, Monster Energy, Procter & Gamble, Simply Spiked by Coors, Total Wireless and Walmart each pay ~$750,000 annually.

The league also has games broadcast across Fubo, YouTube and BET.

What Big3 doesn’t have is a long-term media rights agreement in place, the kind of multi-year commitment that would significantly increase the league’s revenue baseline and valuation.

The pitch to investors is that the SPAC proceeds will enable the league to sell another 8 to 12 teams, increase event inventory to ~50, push sponsor fees closer toward $5 million, and finally secure the broadcast deal it is after.

“The league is at a real inflection point,” Kwatinetz said. “The opportunity for growth with a long-term partner will supercharge it.”

Big3 isn’t the only rights owner looking to tap into the public markets. The Enhanced Games completed its own SPAC merger earlier this year at a $1.2 billion valuation (ticker: ENHA).

Several other sports-adjacent entities have completed IPOs this summer too (see: AESPU and SHOTU).

SPACs have rebounded as a capital-raising mechanism, partly because Wall Street loves dealmaking. But also because the market has become more discerning, which has improved the quality of SPAC targets.

Combine that with regulatory reforms (i.e. they are no longer a safe harbor from prosecution for inflated five-year revenue projections) and enough investor confidence has been restored for deals to once again get done.

But the SPAC route isn’t guaranteed to work.

Graf Global shareholders can vote against the transaction and redeem their shares for the ~$10 (i.e. the amount originally paid in the IPO). Doing so would reduce the amount Big3 is able to secure upfront and could scuttle the deal altogether.

Big3 is also facing a lawsuit from NFT holders who allege ownership entitles them a share of future franchise-sale proceeds. League attorneys dismiss the claim as a ‘nuisance lawsuit,’ according to Front Office Sports.

Post-merger performance is a separate challenge.

SPACs have had a tough time finding their footing in the public markets. Enhanced, for example, is now trading around $3, down from its $10 deal price.

And few sports properties have historically thrived as public entities. That’s mainly because these organizations do not let shareholders drive business decision-making on a quarter-to-quarter basis (see: MSGS and the Dolans, F1 with Liberty) and sports teams don’t easily fall into the growth or value/income stock categories that fund managers look for.

So, the question is why go public at all?

The answer is access to capital.

Kwatinetz said 11 NBA team owners have explored a league investment over the years only to be told they couldn’t buy in because the NBA considered Big3 a competing men’s basketball property. The NBA’s stance on the summer barnstorming tour has also deterred sports-focused PE funds from getting involved.

“It’s a hard thing to tell your [limited partners] that you’re not eligible for an NBA ownership [stake] because you own a piece of the Big3. It’s really taken us out of the market for all those sports funds which have greatly proliferated,” he explained.

Other emerging leagues without NBA entanglements have been able to find institutional capital in a market flush with sports investment dollars (see: Premier Lacrosse League raised ~$100 million, PWHL attracted ~$50 million).

“There’s [certainly] money out there to invest in sports,” JohnWallStreet Advisory Advisor and Crakes Media founder Patrick Crakes said. “Sports is working a lot better than entertainment content right now. [Going public] is going to help with [Big3’s] narrative.”

However, the desire for investor liquidity could be an issue. Big3’s original backers have had their capital tied up for nine years without a meaningful opportunity to sell. The SPAC transaction would give them a chance to cash out, at least partially, and turn years of paper value into actual proceeds.

To date, little information has been released on the league’s early investors—only Kanye West’s 2021 investment has been reported. Graf and Big3 will be forced to disclose major shareholders and detailed financials before the vote to merge can commence.

Once public, Kwatinetz and co-founder Ice Cube believe the market will reward the league’s ability to consistently draw audiences on television and in person. The former pointed to Big3’s 2025 ratings on CBS, noting that they compare favorably to both the NHL and MLS on a per-broadcast basis.

While his point is directionally accurate (the investor deck states the NHL averaged ~445,000 viewers for its 2025 regular-season games), it must be noted Big3 lacks the premium inventory —like the Stanley Cup Playoffs— that commands the highest ad dollars.

Still, there remains plenty of room for league growth. There’s a relative paucity of summer sports programming and unlike many other startup leagues, it has some name recognition to build on.

Plus, basketball is one of just a few sports with worldwide participation and fandom.

“In a sector where almost all new leagues fail, our league has succeeded… because we have a sport people love,” Kwatinetz said. “Our valuation is ridiculously competitive with a much higher total addressable market.”

If its plan comes together, Big3 will have the capital needed to scale its game into a significantly larger global business.

About the Author: Brendan Coffey has spent years covering innovative thinkers, business, and markets. He was a sports finance reporter at Sportico, a founding member of Bloomberg News’ billionaires team, a writer for Forbes magazine, and a markets reporter at Dow Jones. His work has also appeared in Fortune, Esquire, Barron’s, Inc., and The Washington Post Magazine.

In the latest episode, The Sports Advisors talk local sports media production and distribution.

We explore how the NBA and NHL’s competing models are expected to affect team finances and reshape the buying and selling of local inventory, the role of emerging technology, and whether centralization is ultimately the inevitable end state across the NHL, NBA, and MLB.

As always, you can connect with a member of the JohnWallStreet Advisory team by sending a note to info@JohnWallStreet.com. In fact, we encourage it!

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

An investor presentation, the Business Combination Agreement (“BCA”), dated as of June 12, 2026, by and among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), Halfcourt Holdco, Inc. (“Pubco”) and the other parties thereto, and related transaction documentation were filed with the SEC as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026, and available on the SEC website at www.sec.gov.

In connection with the proposed business combination, the parties to the BCA (the “Parties”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination.

This communication is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by PubCo and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the Registration Statement and proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.